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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.______)*


                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     909440
--------------------------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trace International Holdings, Inc.            I.D. #
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                           (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER

   NUMBER OF          -0-
    SHARES            ----------------------------------------------------------
 BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY
     EACH             3,531,156 shares of Voting Common Stock
  REPORTING           ----------------------------------------------------------
 PERSON WITH       7  SOLE DISPOSITIVE POWER

                      -0-
                      ----------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                      3,531,156 shares of Voting Common Stock
                      ----------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,531,156 shares of Voting Common Stock
--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     21.2%
--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trace Auto Holdings, Inc.            I.D. #
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                           (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER

   NUMBER OF          -0-
    SHARES            ----------------------------------------------------------
 BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY
     EACH             3,531,156 shares of Voting Common Stock
  REPORTING           ----------------------------------------------------------
 PERSON WITH       7  SOLE DISPOSITIVE POWER

                      -0-
                      ----------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                      3,531,156 shares of Voting Common Stock
                      ----------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,531,156 shares of Voting Common Stock
--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     21.2%
--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marshall S. Cogan                              I.D. #
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER

   NUMBER OF          -0-
    SHARES            ----------------------------------------------------------
 BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY
     EACH             -0-
  REPORTING           ----------------------------------------------------------
 PERSON WITH       7  SOLE DISPOSITIVE POWER

                      -0-
                      ----------------------------------------------------------
                   8  SHARED DISPOSITIVE POWER

                      -0-
                      ----------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[X]

--------------------------------------------------------------------------------
  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%
--------------------------------------------------------------------------------
  12 TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer:
            United Auto Group, Inc.

      (b)   Address of Issuer's Principal  Executive  Offices:
            375 Park Avenue, 22nd Floor, New York, New York 10152

Item 2.

      (a)   Name of Person  Filing:
            This statement is filed by and on behalf of (a) Trace International Holdings, Inc. ("TIHI"); (b) Trace Auto Holdings, Inc. ("Trace Auto"); and (c) Marshall S. Cogan.

      (b)   Address of Principal  Business  Office or, if none,  Residence:
            The business address of each of the foregoing is 375 Avenue, 11th Floor, New York, New York, 10152

      (c)   Citizenship:
            TIHI and Trace Auto are Delaware corporations. Mr. Cogan is a citizen of the United States.

      (d)   Title of Class of Securities:
            Voting Common Stock

      (e)   CUSIP Number:
            909440

Item 3.

            Not applicable.

Item 4.     Ownership.

            (a)   Amount Beneficially Owned: 3,531,156 Shares

            (b)   Percent of Class: 21.2%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                        -0-

                  (ii)  shared power to vote or to direct the vote:
                        3,531,156 Shares

                  (iii) sole power to dispose or to direct the disposition of:
                        -0-

                  (iv)  shared power to dispose or to direct the disposition of:
                        3,531,156 Shares


Marshall S. Cogan is the principal stockholder, Chairman of the Board and Chief Executive Officer of TIHI, which is the sole stockholder of Trace Auto. Mr.
Cogan, by virtue of his relationship with TIHI, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the 3,531,156 shares of Voting Common Stock beneficially owned, directly or indirectly, by TIHI and Trace Auto. Mr. Cogan disclaims beneficial ownership of such shares.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item  8.    Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         TRACE INTERNATIONAL HOLDINGS, INC.


                                         By:  /s/ Philip N. Smith,  Jr.
                                              -------------------------
February 13, 1997                             Philip N. Smith, Jr.,
                                              Senior Vice President, Secretary
                                                   and General Counsel



                                         TRACE AUTO HOLDINGS, INC.


                                         By:  /s/ Philip N. Smith, Jr.
                                              ------------------------
February 13, 1997                             Philip N. Smith, Jr.,
                                              Vice President, Secretary and
                                                General Counsel



                                         /s/ Marshall S. Cogan
                                         ---------------------
February 13, 1997                            Marshall S. Cogan

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.   Description
-----------   -----------

1 Joint Filing Agreement, dated February 13, 1997, among the signatories to this Schedule 13G.